Sub-Item 77O

Transactions effected pursuant to Rule 10f-3


RBC FUNDS TRUST: Prime Money Market Fund

Pursuant to Rule 10f-3, the following constitutes the required report of securities that were purchased from syndicates in which an affiliated broker-dealer was a participant for the period April 1, 2012 through September 30, 2012 in accordance with the Trust's Rule
10f-3 Procedures.


ISSUER: Enterprise Fleet Financing, LLC

Trade Date:
4-25-2012

Securities:
Asset-backed notes offered in an eligible
Rule 144A offering

Selling Broker:
J.P. Morgan Securities LLC

Affiliate included in Underwriting Syndicate:
RBC Capital Markets, LLC

Selling Syndicate Members:
Goldman, Sachs & Co.; Wells Fargo
Securities, LLC; BofA Merrill Lynch; RBS
Securities Inc. and RBC Capital Markets, LLC.

Amount Purchased:
$33,000,000

Purchase Price:
$100.00

% of Issue:
11.38%